SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-13669
                                                                       ---------

         (Check one)

         [X] Form 10-K      [_] Form 11-K     [_] Form 20-F

         [_] Form 10-Q      [_] Form N-SAR

         For period ended DECEMBER 31, 2007
                          ---------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant   TALON INTERNATIONAL, INC.
                                   ---------------------------------------------
         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)     21900
                                                                   -------------
         BURBANK BLVD, SUITE 270
         -----------------------------------------------------------------------
         City, state and zip code           WOODLAND HILLS, CALIFORNIA 93167
                                  ----------------------------------------------


                                    12b25-1

                                    PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b)      The subject annual  report,  semi-annual  report,  transition
  [X] report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-K, for the fiscal year ended December 31, 2007, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and the completion of the audit of the financial statements could not be obtained within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      LONNIE D. SCHNELL                           (818)           444-4100
--------------------------------------------------------------------------------
           (Name)                              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                    [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X] Yes    [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-2

                            TALON INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  MARCH 31, 2008       By   /S/ LONNIE D. SCHNELL
      ---------------         -----------------------------------------
                               Name:  Lonnie D. Schnell
                               Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


                                    12b25-3

PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         The Registrant expects to report revenues of approximately $40.5 million for the fiscal year ended December 31, 2007, compared to $48.8 million in revenue for fiscal year 2006; a decrease of $8.3 million or 16.9%. Talon zipper sales increased $4.2 million or 24.4% to $21.2 million for the fiscal year ended December 31, 2007, compared to $17.0 million for fiscal year 2006. Trim sales decreased $3.8 million or 16.9% to $18.7 million for the fiscal year ended December 31, 2007, compared to $22.5 million for fiscal year 2006. Tekfit sales decreased $8.6 million or 92.7% to $0.7 million for the fiscal year ended December 31, 2007, compared to $9.3 million for fiscal year 2006. The overall decrease in sales in 2007 was primarily due to lower sales of our Tekfit waistband products as a result of the expiration in October of 2006 of our exclusive contract for these products; and lower trim sales due to fewer and smaller programs with our customers. Talon zipper sales continued to increase as we expanded our operations throughout China and southeast Asia; partially offsetting the declines for the Trim and Tekfit products. At this time, the Registrant has not yet finalized its financial statements for the year ended December 31, 2007, and is unable to provide a reasonable estimate of cost of sales or its net income (loss) for the year ended December 31, 2007.


                                    12b25-4